UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

AirMedia Group Inc.
(Name of Issuer)
Ordinary Shares
(Title of Class of Securities)
G0135J 109
(CUSIP Number)
December 31, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	G0135J 109

1	NAMES OF REPORTING PERSONS Herman Man Guo

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

People's Republic of China

	5	SOLE VOTING POWER

NUMBER OF		50,324,130 ordinary shares[1]. Wealthy Environment Limited may also be deemed to have sole voting power with respect to 48,657,464 ordinary shares. (See Item 4)

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		50,324,130 ordinary shares[1]. Wealthy Environmental Limited may also be deemed to have sole dispositive power with respect to 48,657,464 ordinary shares. (See Item 4)

WITH:	8	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

50,324,130 ordinary shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

38.36%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
1 Includes (i) 48,639,558 ordinary shares of the issuer held by Wealthy Environment Limited; (ii) 17,906 ordinary shares of the issuer owned by Wealthy Environment Limited in the form of American Depositary Shares, each representing two ordinary shares of the issuer ; and (iii) 1,666,666 ordinary shares that Mr. Guo has the right to acquire upon exercise of options within 60 days after December 31, 2009.

Page 2 of 6 Pages

CUSIP No.	G0135J 109

1	NAMES OF REPORTING PERSONS Wealthy Environment Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands

	5	SOLE VOTING POWER

NUMBER OF		48,657,464 ordinary shares[2]. Herman Man Guo may also be deemed to have sole voting power with respect to the above shares. (See Item 4)

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		48,657,464 ordinary shares[2]. Herman Man Guo may also be deemed to have sole dispositive power with respect to the above shares. (See Item 4).

WITH:	8	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

48,657,464 ordinary shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

37.09%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
2 Includes (i) 48,639,558 ordinary shares of the issuer held by Wealthy Environment Limited, and (ii) 17,906 ordinary shares of the issuer owned by Wealthy Environment Limited in the form of American Depositary Shares, each representing two ordinary shares of the issuer.

Page 3 of 6 Pages

CUSIP No.	G0135J 109

Item 1(a).	Name of Issuer:

AirMedia Group Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

17/F, Sky Plaza No. 46 Dongzhimenwai Street Dongcheng District, Beijing 100027 People’s Republic of China

Item 2(a).	Name of Person Filing:

Herman Man Guo Wealthy Environment Limited

Item 2(b).	Address of Principal Business Office, or if None, Residence:

Herman Man Guo AirMedia Group Inc. 17/F, Sky Plaza No. 46 Dongzhimenwai Street Dongcheng District, Beijing 100027 People’s Republic of China

Wealthy Environment Limited c/o Herman Man Guo AirMedia Group Inc. 17/F, Sky Plaza No. 46 Dongzhimenwai Street Dongcheng District, Beijing 100027 People’s Republic of China

Item 2(c).	Citizenship:

Herman Man Guo — People’s Republic of China Wealthy Environment Limited — British Virgin Islands

Item 2(d).	Title of Class of Securities:

Ordinary Shares

Item 2(e).	CUSIP Number:

G0135J 109

Item 3.	Not Applicable

Page 3 of 6 Pages

CUSIP No.	G0135J 109

Item 4.	Ownership.

The following information with respect to the ownership of the ordinary shares of the issuer by each of the reporting persons is provided as of December 31, 2009:

			Sole power	Shared power	Sole power	Shared power
	Amount		to vote or	to vote or	to dispose or	to dispose or
	beneficially	Percent	direct the	to direct the	to direct the	to direct the
Reporting Person	owned	of class	vote	vote	disposition of:	disposition of
Herman Man Guo	50,324,130	38.36%	50,324,130	0	50,324,130	0
Wealthy Environment Limited	48,657,464	37.09%	48,657,464	0	48,657,464	0

Wealthy Environment Limited, a British Virgin Islands company, is the record owner of 48,639,558 ordinary shares of the issuer and the beneficial owner of 17,906 ordinary shares of the issuer in the form of American Depositary Shares, each representing two ordinary shares of the issuer. Wealthy Environment Limited is wholly owned by Mr. Herman Man Guo. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, Mr. Herman Man Guo may be deemed to beneficially own all of the ordinary shares owned by Wealthy Environment Limited. In addition, Mr. Guo has the right to acquire 1,666,666 ordinary shares upon exercise of options within 60 days after December 31, 2009.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable

Item 8.	Identification and Classification of Members of the Group.

Not applicable

Item 9.	Notice of Dissolution of Group.

Not applicable

Item 10.	Certifications.

Not applicable

Page 4 of 6 Pages

CUSIP No.	G0135J 109
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: February 1, 2010

Herman Man Guo	/s/ Herman Man Guo
Herman Man Guo

Wealthy Environment Limited	By:	/s/ Herman Man Guo
		Name:	Herman Man Guo
		Title:	Director

Page 5 of 6 Pages

LIST OF EXHIBITS

Exhibit No.	Description

A	Joint Filing Agreement

Page 6 of 6 Pages